

H1 2023 Mynaric AG Half Year Report

September 14, 2023

Half Year Report 2023

H1 2023

Interim Group Management Report

Interim Group Management Report

Interim Group Management Report

for the six months ended June 30, 2023

1. Business Model

The Mynaric group (following "Mynaric" or the "Company") consists of the parent company Mynaric AG and the controlled subsidiaries Mynaric Lasercom GmbH, Mynaric USA Inc., Mynaric Systems GmbH and Mynaric Government Solutions Inc. Mynaric AG registered in Commercial Register at Munich Local Court (Reg. No. HRB 232763), has its registered office at Dornierstraße 19 in 82205 Gilching, Germany. Mynaric AG's ordinary registered shares are listed in the Scale segment of the Open Market of the Frankfurt Stock Exchange under symbol FRA:M0YN having the International Securities Identification Number ("ISIN") DE000A31C305 and its American Depository Shares (ADS) are listed on the Nasdaq Global Select Market under the symbol NASDAQ:MYNA.

The objective of the Company is the development, manufacture, sale, and operation of laser communication network equipment, software, systems, and solutions, particularly for aerospace applications and related products. The Company engages primarily in the manufacturing and sale of products and projects, and in the provision of services related to laser technology, particularly for applications in aerospace, and satellite services.

Mynaric's focus is to provide customers in the commercial and government market with industrialized optical communications terminals that are suitable for deployment at scale. Mynaric's products incorporate laser communications technology to allow high-speed and long-distance wireless optical communication between moving objects for terrestrial, mobility, airborne- and space-based applications.

2. Economic Environment

2.1. Economic

Global economic activity is experiencing a broad-based slowdown, with inflation higher than seen in several decades according to the Deutsche Bank Economic Research of July 2023 [1]. Tightening financial conditions in most regions including rising real interest rates, still elevated global inflation, Russia's invasion of Ukraine, and the lingering COVID-19 pandemic all weigh heavily on economic activity. Normalization of monetary and fiscal policies that delivered unprecedented support during the pandemic is starting to cool demand as policymakers aim to lower inflation back to target levels according to the IMF.

Deutsche Bank's baseline forecast for total global GDP year-over-year growth in 2023 is a slowdown from 3.3% in 2022 to 2.8% in 2023.

Consumer prices are forecast by Deutsche Bank to continue increasing in 2023 (up 6.4% year-over-year) but at a slower pace relative to 2022 (up 8.7% year-over-year). Upside inflation surprises have been most widespread among advanced economies, with greater variability in emerging markets and developing economies.

[1] Source: "Midterm review" – reforms to tackle the new growth challenge" – Deutsche Bank Economic Research, July 24 2023

In Germany, Deutsche Bank expects GDP to contract year-over-year by -0.3% compared to a year-over-year increase 1.8% in 2022 to 0.7%. In the United States, Deutsche Bank expects the GDP year-over-year growth rate to decrease from 2.1% in 2022 to 1.8% in 2023.

2.2. Industry environment

Most companies in the aerospace and defense industry performed robustly in the first half of 2023. This is in the face of still persistent high global inflation, rising interest rates and tightening financial conditions in most regions. In our view, this provides further confirmation that the industry remains somewhat insulated from short-term economic turmoil on the demand side, primarily due to the fact that significant business is related to long-term government programs.

Current demand for laser communication is predominantly driven by both government organizations and commercial players seeking to establish Low Earth Orbit (in following "LEO") satellite-based space communication networks. The U.S. government has been the strongest proponent to date of aerospace network capabilities and has made the development of government space architectures using large-scale LEO constellations a priority. As such, the U.S. Department of Defense's budget for the fiscal year 2023 includes $26.3 billion for the U.S. Space Force and the Space Development Agency, which is more than $1.7 billion more than the Pentagon has requested. This budget for space-based technology is larger than the budget request for NASA.[2] For 2024, the budget has not yet been finalized but the Senate and House Appropriations Committees have recommended a budget of just of $29.0 billion.[3] As fast and secure military communication is a critical requirement for defense communications, governments seek to leverage the superior capabilities of laser communication to enable secure and stealth data exchange, battlefield connectivity, intelligence, surveillance and reconnaissance ("ISR") data distribution and teamed systems of systems. In that context, the European Union's Commission, Council and Parliament of the European Union agreed in late 2022 to establish a sovereign European satellite constellation focused on government services. The multi-orbital constellation of hundreds of satellites is expected to provide resilient services covering critical infrastructure protection, situational awareness, and support for external actions and crisis management.[4] In March 2023, the European Parliament formally adopted IRIS² with funding of €2.4 billion from the EU budget, plus €685 million from the European Space Agency, while the rest will be covered by the private sector.[5]

Over the past years the number of active satellites in orbit increased significantly from around 950 in late 2010 to 2,000 satellites in late 2019 to around 7,500 satellites as of mid-2023. The number of communication constellation satellites increased by more than a factor of ten between late 2019 and mid 2022 driven significantly by the start of satellite deployments as part of commercial mega-constellations.

[2] Source: Space Investment Quarterly Report – Q4 2022

[3] Source: Space Force programs get trimmed in Senate appropriations bill - SpaceNews, accessed July 31, 2023

[4] Source: https://www.consilium.europa.eu/en/press/press-releases/2022/11/17/council-and-european-parliament-agree-on-boosting-secure-communications-with-a-new-satellite-system/, accessed 1 February 2023

[5] Source: Adoption by the European Parliament of IRIS², Europe's new Infrastructure for Resilience, Interconnection & Security by Satellites (europa.eu)

3. Business Performance

Mynaric attained its operational objectives for the first half of fiscal year 2023, the Management Board is thus satisfied with the results of the Group's operations. Management has a favorable view of the company's positioning, supported by the following accomplished company milestones.

3.1. Company milestones

Mynaric achieved important milestones in in the first half of 2023, including winning multiple significant orders for CONDOR Mk3 optical communications terminals in the government market, the delivery of CONDOR Mk3 optical communications terminals, signed its first order for optical communications terminals for the Japanese market, and was selected by the German government for multiple projects to develop quantum communication capabilities. In addition to these operational milestones, Mynaric secured a five-year, $75 million term loan facility along with a €12.4 million capital increase from a US-based global investment management firm.

In January, Mynaric announced it had entered into a definitive agreement with a new, undisclosed U.S.-based customer for the delivery of CONDOR Mk3 optical communication terminals. The order has a value of around $24 million, foresees payment milestones in the first and second half of 2023 and product deliveries in the second half of 2023. In addition, Mynaric announced an order for a small number of CONDOR Mk3 terminals by Japan-based WARPSPACE. The terminals will be used by WARPSPACE to establish a commercial optical data relay network for Earth observation satellites with product deliveries scheduled for 2023, 2024 and 2025. This marks the company's first sale in the Japan space market.

In February, Mynaric announced it delivered multiple CONDOR Mk2 terminals to Telesat Government Solutions for DARPA's Blackjack program. This marked an important milestone towards the product family's space flight heritage as the first delivery of flight-ready CONDOR optical communications terminals for space applications.

In March, Mynaric announced it was selected by the German government for multiple projects to develop quantum communication capabilities. The projects are part of the second phase of the QuNET initiative funded by Germany's Federal Ministry of Education and Research (BMBF). Mynaric's technology development will be co-funded with a total amount of up to €5.6 million between 2023 and 2025.

In April, Mynaric announced it secured a new, five-year $75 million term loan facility from a US-based global investment management firm. In addition, two affiliates of the lender acquired an aggregate equity stake of approximately 9.1% in Mynaric AG for €12.4 million. The aggregate net proceeds of the term loan and the equity investment (i.e., net of fees and expenses related to these transactions) of approximately €75.1 million were used to fully repay the Company's existing debt under the May 2022 credit agreement and will be used to provide working capital funding to support the near-to-medium term business plan.

In May, Mynaric received an order from Loft Federal for CONDOR Mk3 optical communications terminals to support NExT – SDA's Experimental Testbed. Loft Federal was selected to produce, deploy and operate NExT – the Space Development Agency's (SDA) Experimental Testbed consisting of ten satellites and will use the terminals to support secure and reliable communications. Terminal deliveries are primarily scheduled for the first half of 2024.

In June, Mynaric announced that it had been selected by Raytheon Technologies to supply optical communications terminals for the Space Development Agency (SDA) Tranche 1 Tracking Layer program. The order to support seven-vehicle mission satellite constellation will feature three optical communications terminals, and a Ka-band, multi-beam payload for communications. Mynaric will supply

21 CONDOR Mk3 terminals to Raytheon for the program with the product deliveries expected in 2024. This marked Mynaric's third announced award in support of the SDA's Proliferated Warfighter Space Architecture program.

In addition to the above business milestones, Mynaric also announced changes to its Management Board in the first half of 2023. In January, Mustafa Veziroglu, after joining Mynaric in August 2022 as President was appointed as the second Chairman of the Management Board and Co-CEO of Mynaric along with Bulent Altan. In May 2023, Mynaric announced that Bulent Altan would join the Supervisory Board and Mustafa Veziroglu would become sole CEO upon shareholder approval at the Mynaric 2023 Annual General Assembly which took place on August 7, 2023.

3.2. Key Performance Indicators

The following table sets forth the key financial performance indicators for the six months ended June 30, 2023, and June 30, 2022, together with the indicators for the twelve months ended December 31, 2022:

	2022 Half year Actual	2022 Full year Actual	2023 Half year Actual
Optical Communications Terminal Backlog (Units)	211	256	370
Cash-in from Customer Contracts (€ thousand)	7,873	18,383[6]	23,023
Revenue (€ thousand)	25	4,422	4,428
Operating loss (€ thousand)	-34,947	-73,790	-28,288

Driven by initial customer wins, our **Optical Communications Terminal Backlog**[7] increased significantly from 256 terminal deliverables as of December 31, 2022, to 370 terminal deliverables as of June 30, 2023.

Order Backlog	Units
At January 1, 2023	256
Order Intake	119
Deliveries[8]	-3
Other Changes	-2
At June 30, 2023	370

[6] Does not include approximately €11 million invoiced in December 2022 and paid by our customers in early 2023.

[7] Optical communications terminal backlog represents the quantity of all open optical communications terminal deliverables in the context of signed customer programs at the end of a reporting period. Optical communications terminals are defined as the individual devices responsible for pointing the laser beam and capable of establishing a singular optical link each. The optical communications terminal backlog includes (i) optical communications terminal deliverables related to customer purchase orders; and (ii) optical communications terminal deliverables in the context of other signed agreements. Backlog is calculated as the order backlog at the beginning of a reporting period plus the order intake within the reporting period minus terminal deliveries recognized as revenue within the reporting period and as adjusted for canceled orders, changes in scope and adjustments. If there are multiple options for deliveries under a particular purchase order or binding agreement, backlog only takes into account the most likely contract option based on management assessment and customer discussions.

[8] CONDOR Terminals which have been delivered to the customers.

In light of the increase in optical communications terminal backlog **Cash-in from Customer Contracts**[9] amounted to €23,023 thousand for the first six months ended June 30, 2023 (six months ended June 30, 2022: €7,873 thousand).

The table below shows the reconciliation of the statement of financial position lines to the cash-in from customer contracts and revenue for the six months ended June 30, 2023:

		Cash changes	Non-cash changes				
€ thousand	December 31, 2022	Cash-in	Reclassification 2023	Revenue recognition 2023	Other operating income 2023	FX	June 30, 2023
Trade receivables	1,101	1,086	0	0	0	-15	0
Other financial and non-financial assets	267	1,337	0	0	1,340	0	270
Contract liabilities	205	18,043	8,143	922	0	-214	25,255
Other non-financial liabilities	15,166	2,557	-8,143	3,506	0	-152	5,922
Total	**16,739**	**23,023**	**0**	**4,428**	**1,340**	**-381**	**31,447**

The cash-in relating to other financial and non-financial assets in the amount of €1,340 thousand refer to governmental funded projects. The majority of the cash-in represents pre-payments for future revenues, which resulted in an increase of other non-financial liabilities. The cash-in relating to other non-financial liabilities includes an amount of €2,557 thousand, which relates to terminated contracts and was therefore recognized as revenue. An amount of €8,143 thousand was reclassified from other non-financial liabilities to contract liabilities as the underlying contract now meets the definition of a contract with customers according to IFRS 15.9. For further information refer to chapter "4.1 – Earnings".

During the six months ended June 30, 2023, Mynaric recorded **Revenue** of €4,428 thousand compared to €25 thousand during the six months ended June 30, 2022. For further information refer to chapter "4.1 – Earnings".

Operating Loss decreased by €6,659 thousand to €28,288 thousand compared to the six months ended June 30, 2022: loss €34,947 thousand. For further information refer to chapter "4.1 – Earnings".

[9] Cash-in from customer contracts includes payments from customers under purchase orders and other signed agreements, including payments received based on payment milestones under customer and government programs. We often accrue meaningful payment milestones already during the integration phase that precedes customer deliveries. We recognize revenue in connection with our products only upon delivery and acceptance of our products by our customers.

4. Group Financials

4.1. Earnings

Revenue increased significantly from €25 thousand to €4,428 thousand.

	For the six months ended		
€ thousand	June 30, 2023	June 30, 2022	Change in %
Products	915	0	n/a
Services	3,506	0	n/a
Operating lease income	7	25	-72.0%
Total	**4,428**	**25**	**17,612.0%**

This increase was mainly the result from preliminary design review services related to CONDOR MK3 and the delivery of engineering models of our CONDOR Mk3 terminals. All revenues were generated exclusively from United States-based customers in the Space Segment.

The **changes in inventories of finished goods and work in progress** decreased by 73.6% from €2,068 thousand to €547 thousand.

	For the six months ended		
€ thousand	June 30, 2023	June 30, 2022	Change in %
Increase in inventories of work in progress	149	2,096	-92.9%
Increase in inventories of finished goods	532	237	124.4%
Write-downs	-134	-265	-49.5%
Total	**547**	**2,068**	**-73.6%**

The decrease is primarily due to the delivery of engineering models of our CONDOR Mk3 terminals during the six months ended June 30, 2023.

Own work capitalized decreased by 96.5% from €1,493 thousand to €52 thousand.

	For the six months ended		
€ thousand	June 30, 2023	June 30, 2022	Change in %
Development costs	0	881	-100.0%
Property, plant and equipment	52	612	-91.5%
Total	**52**	**1,493**	**-96.5%**

The development costs of €881 thousand during the six months ended June 30,2022, relate to a product variant, which was subsequently impaired at the end of the previous year.

Other operating income increased by 57.5% from €884 thousand to €1,393 thousand.

	For the six months ended		
€ thousand	June 30, 2023	June 30, 2022	Change in %
Income from grants	1,340	788	70.0%
Miscellaneous operating income	53	96	-45.1%
Total	**1,393**	**884**	**57.5%**

The development results mainly from government grants for milestone achievements in development contracts.

Cost of materials decreased by 52.8% from €8,304 thousand to €3,919 thousand.

€ thousand	For the six months ended		
	June 30, 2023	June 30, 2022	Change in %
Raw materials and consumables used	3,154	6,549	-51.8%
Costs for services purchased	765	1,755	-56.4%
Total	**3,919**	**8,304**	**-52.8%**

The decrease was mainly driven by reduced costs for finalizing the development and testing of our products as well as production line testing. Raw materials and consumables used include write down in the amount of €671 thousand for the six months ended June 30, 2023 (six months ended June 30, 2022: €707 thousand), which mainly related to materials used in the HAWK and CONDOR products.

Personnel costs increased by 5.5% from €17,456 thousand to €18,409 thousand.

€ thousand	For the six months ended		
	June 30, 2023	June 30, 2022	Change in %
Wages and salaries	14,185	11,882	19.4%
Share based payments	1,420	2,972	-52.2%
Social security contributions, pensions, and other employee benefits	2,804	2,602	7.8%
Total	**18,409**	**17,456**	**5.5%**

The average number of employees remained relatively unchanged at 293 full-time equivalents for the six months ended June 30, 2023, compared to 290 full-time equivalents for the six months ended June 30, 2022. The 19.4% increase in salaries and wages was mainly due to sales-related commission payments, the addition of another member of the Management Board, general salary adjustments and the continued recruitment of highly qualified personnel. The decrease in share-based payments is the result of employee turnover resulting in a net reduction of unvested RSUs and a lower cost of recently issued RSUs due to the lower share price. The decrease in share-based compensation fully reflects the decrease in RSU expense.

Depreciation and amortization increased by 7.9% from €3,055 thousand to €3,296 thousand.

€ thousand	For the six months ended		
	June 30, 2023	June 30, 2022	Change in %
Amortization of intangible assets	767	774	-0.9%
Depreciation of property, plant, and equipment	1,711	1,499	14.1%
Depreciation of right-of-use assets	818	782	4.6%
Total	**3,296**	**3,055**	**7.9%**

The increase in depreciation of property, plant and equipment was driven by investments in the expansion of our development and manufacturing infrastructure, including investments in the Oberpfaffenhofen manufacturing facility.

Other operating costs decreased by 14.3% from €10,602 to €9,086 thousand.

	For the six months ended		
€ thousand	June 30, 2023	June 30, 2022	Change in %
Legal and consulting fees	2,365	2,758	-14.2%
Office and IT costs	1,930	2,180	-11.5%
Insurance	1,643	2,585	-36.4%
Selling and travel costs	669	1,400	-52.2%
Incidental rental costs and maintenance	533	396	34.6%
Other business supplies, equipment and services	518	474	9.3%
Disposals of property, plant and equipment	371	0	n/a
Other costs	1,057	809	30.7%
Total	**9,086**	**10,602**	**-14.3%**

The decrease in other operating costs was driven by cost reductions particularly in selling and travel costs. In addition, D&O insurance costs went down from a high level due to the IPO in 2021 on a steady basis henceforth. The decrease was partially offset by the disposal of property, plant and equipment related to the ISS demonstration test mission after the test no longer met the mission parameters. The disposal relates to capitalized prepayments for transportation and integration costs for a CONDOR MK2 terminal.

Operating Loss decreases by €6,659 thousand to €28,288 thousand compared to the six months ended June 30, 2022: loss €34,947 thousand. The development resulted from higher revenue, decreased costs for product development, set-up and testing of production capacities and other costs reductions. The development was partially offset by higher personnel costs.

The **net finance income/costs** decreased by 304.2% from net finance income of €2,035 thousand to net finance costs of €4,156 thousand.

	For the six months ended		
€ thousand	June 30, 2023	June 30, 2022	Change in %
FINANCIAL INCOME			
Embedded derivative	368	0	n/a
Total	**368**	**0**	**n/a**
FINANCIAL EXPENSES			
Interest and similar expenses on loans	-3,595	-294	1122.8%
Embedded derivative	-172	-65	164.6%
Interest on lease obligations	-99	-113	-12.4%
Borrowing costs capitalized in accordance with IAS 23	29	47	-38.3%
Total	**-3,837**	**-425**	**802.8%**
Net foreign exchange loss (gain)	**-687**	**2,460**	**-127.9%**
Total net finance income/costs	**-4,156**	**2,035**	**-304.2%**

The finance income relates to the fair value movement of the embedded prepayment option and floor swap included in the loan agreement of April 25, 2023. The embedded derivative expense relates to the prepayment option in the loan agreement of May 2, 2022, which was repaid in full in April 2023. The increase in interest and similar expenses is related to the two loan agreements mentioned above. The net foreign exchange loss (gain) is a result of the volatile US Dollar exchange rate coupled with a high US dollar bank balance.

For the six months ended June 30, 2023, the **consolidated net loss** amounts to €32,444 thousand (six months ended June 30, 2022: €32,912 thousand).

For the six months ended June 30, 2023, the **other comprehensive loss** amounts to €482 thousand (six months ended June 30, 2022: €-978 thousand) due to US dollar denomination effects.

4.2. Assets

Total assets as of June 30, 2023, increased by 54.4% to €124,026 thousand (December 31, 2022: €80,321 thousand).

Non-current assets remained at €50,271 thousand (December 31, 2022: €49,953 thousand). The investments in property, plant and equipment mainly included investments in the new headquarter of Mynaric in Freiham in Germany and in production machinery, were offset by a decrease in intangible assets and right-of-use assets due to depreciation and amortization.

Non-current assets decreased significantly to 40.5% of the balance sheet total (December 31, 2022: 62.2%).

Current assets increased by €43,387 thousand to €73,755 thousand (December 31, 2022: €30,368 thousand). This mainly reflects the increase in cash and cash equivalents of €37,009 thousand (December 31, 2022: €10,238 thousand), which mainly resulted from the loan proceeds in the amount of $75.0 million and equity proceeds in the amount of €12.4 million on April 25, 2023. These proceeds were partially offset by the repayment of the existing loan agreement (settled on May 2, 2022) in April 2023. Inventories and other financial and non-financial assets also supported the increase.

The 34.3% increase in **inventories**, from €13,348 thousand to €17,931 thousand, was primarily due to the build-up of raw materials and supplies for the serial production. This development was partially offset by write-downs in the amount of €805 thousand during the six months ended June 30, 2023. The write-downs are allocated to the Segment Space in the amount of €350 thousand and to the Segment Air in the amount of €455 thousand.

The increase in **other financial and non-financial assets** by €2,896 thousand to €8,577 thousand (December 31, 2022: €5,681 thousand) was caused by pre-payments for future receipts of raw materials.

As of June 30, 2023, current assets increased to 59.5% of the balance sheet total (December 31, 2022: 37.8%).

4.3. Liabilities and Equity

Total equity decreased to €8,602 thousand (December 31, 2022: €27,793 thousand) mainly due to the net loss of €32,444 thousand for the six months ended June 30, 2023. The decrease was partially offset by the proceeds of €12,769 thousand from the issuance of share capital. The proceeds are linked to the credit agreement from April 25, 2023. The Company and two affiliates of the Lenders (the "Subscribers") entered into a subscription agreement, pursuant to which the Subscribers subscribed for 401,309 and 163,915 new ordinary registered shares, respectively. The placement price for the new shares was €22.019 per ordinary share. On the same day, the Management Board of the Company resolved, with

the approval of the Supervisory Board, to increase the Company's share capital from €5,668,391.00 to €6,233,615.00 by issuing 565,224 new ordinary registered shares by partially utilizing the Authorized Capital 2022/I and with the exclusion of the shareholders' subscription rights. The company applied to the commercial register for the registration of the capital increase on April 27, 2023 and was published in the commercial register on May 3, 2023.

Equity settled share-based payments increased the capital reserve by €1,420 thousand (For the year ended December 31, 2022: €6,133 thousand; for the six months ended June 30, 2022: €2,972 thousand).

As a result, the equity ratio decreased to 6.9% (December 31, 2022: 34.6%).

Non-current liabilities, increased to €67,606 thousand (December 31, 2022: €9,319 thousand) mainly due to the increase in other financial liabilities.

Non-current other financial liabilities increased by €58,989 thousand to €59,238 thousand (December 31, 2022: €249 thousand) mainly due to the new five-year term loan credit facility.

Mynaric USA Inc. ("Mynaric USA"), entered into a new five-year term loan credit agreement with two funds affiliated with a U.S.-based global investment management firm (the "Lenders"), and Alter Domus (US) LLC, as administrative agent. Pursuant to the credit agreement 2023, the lenders agreed to provide Mynaric USA with a secured term loan facility in an aggregate principal amount of $75 million.

Mynaric USA drew the full amount of the facility (subject to a 1% original issue discount) on the day of the execution of the credit agreement April 25, 2023. The loans under the credit agreement 2023 bear interest at a rate equal to Term SOFR for a 3-month tenor (subject to a 2% floor), plus a margin of 10%, and for the first two years, interest in an amount equal to 3% can be paid in kind by increasing the principal amount of the loans. A portion of the proceeds of the loans were used to repay in full the Company's existing indebtedness under the loan agreement of May 02, 2022, and for fees and expenses associated with entering into the credit agreement 2023, the remaining amount will be used for general corporate purposes.

As a result, non-current liabilities increased from 11.6% to 54.5% of the balance sheet total.

Current liabilities increased to €47,818 thousand (December 31, 2022: €43,209 thousand), primarily due to higher contract liabilities. The increase was partially offset by a decrease in other financial and non-financial liabilities.

The increase in **contract liabilities** by €25,050 thousand to €25,255 thousand as of June 30, 2023 (December 31, 2022: €205 thousand) is mainly driven by pre-payments for future deliveries related to contracts with customers. During the six months ended June 30, 2023, the cash-in amounts to €18,043 thousand. In addition, an amount of €8,143 thousand was reclassified from other non-financial liabilities to contract liabilities as the underlying contract now meets the definition of a contract with customers according to IFRS 15.9.

The decrease in **current other financial liabilities** by €10,578 to €3,952 thousand (December 31, 2022: €14,530 thousand) is the result of the aforementioned repayment in full of the loan agreement dated May 2, 2022, and the current portion of the new proceeds from the loan agreement dated April 25, 2023.

Other non-financial liabilities decreased by €9,800 thousand to €6,858 thousand (December 31, 2022: €16,658 thousand). These liabilities include payments received from customers for which the underlying agreements do not constitute a contract as defined in IFRS 15.9. The liability is recognized as other liabilities and not as contract liabilities, until a contract according to IFRS 15.9 exists or the conditions

of IFRS 15.15 for recognition in profit or loss are met. During the six months ended June 30, 2023, total payments received related to such contracts amounted to €2,557 thousand (six months ended June 30, 2022: €7,059 thousand) and revenue of €3,506 thousand was recognized (six months ended June 30, 2022: €0 thousand). An amount of €8,143 thousand € was reclassified as the underlying contract now meets the definition of a contract under IFRS 15.9.

Current liabilities decreased from 53.8% to 38.6% of the balance sheet total.

4.4. Cash flows

The net increase in cash and cash equivalents of the six months ended June 30, 2023, was €36,702 thousand (year ended December 31,2022: net decrease of €24,429 thousand).

Cash flow used in operating activities, amounted to net outflows of €15,626 thousand (six months ended June 30, 2022: €25,781 thousand). The decrease in cash outflows was primarily driven by the increase in contract liabilities of €17,044 thousand, which mainly reflects the cash inflow from contracts with customers of €18,043 thousand less the recognized revenue in the amount of €922 thousand. The decrease was partially offset by net outflows on other non-financial liabilities in the amount of €332 thousand, while Mynaric recorded inflows of €7,377 thousand during the six months ended June 30, 2022.

The consolidated net loss remained almost at the same level as in the prior period, amounting to €32,444 thousand (six months ended June 30, 2022: €32,912 thousand). This includes higher interest expense in the amount of €3,769 thousand compared to €425 thousand during the six months ended June 30, 2022. Also, the net foreign exchange loss in the amount of €687 thousand compared to a net foreign exchange gain in the amount of €2,460 thousand during the six months ended June 30, 2022, negatively impacted the consolidated net loss compared to the prior period.

Cash flow used in investing activities for the six months ended June 30, 2023, decreased to a net outflow of €1,531 thousand (six months ended June 2022: net outflow of €7,355 thousand). This is primarily the result of lower investments in the production site and completed technology development.

Cash flow from financing activities, increased to a net inflow of €53,859 thousand (six months ended June 30, 2022: net inflow of €8,707 thousand). The cash inflows were driven by proceeds from the issuance of share capital in the amount of €12,769 thousand (see section "4.3 – Financial position") and proceeds from a loan agreement in the amount of €67,723 thousand (see section "4.3 – Financial position"). The inflows were partially offset by repayments of the existing loan in the amount of €13,147 thousand and interest payments in the amount of €5,361 thousand on the aforementioned loan agreements (see section "4.3 – Financial position").

Taking into account the effect of exchange rates, cash and cash equivalents increased by €21,739 thousand to €47,247 thousand (December 31, 2022: €25,508 thousand).

5. Risks & Opportunities

5.1. Risks

Mynaric has implemented a comprehensive risk management system. A detailed description of the system and the individual risks is contained in the Annual Report FY22. All statements made there are still largely valid except as stated in the next paragraphs.

Risks related to the economic development, procurement and liquidity have developed dynamically in the first half of 2023 and are therefore highlighted as follows:

Economic risks

Current demand for laser communication is predominantly driven by government needs, with the United States government spearheading the adoption of laser communication technology. U.S. allies and other governments are also evaluating new technologies as part of their national objectives to modernize their space capabilities. Accordingly, governments around the world have invested significantly in research and development as well as deployment of laser communication and other technologies. In fact, defense-related spending in the U.S. and Europe increased following geopolitical tensions. For example, U.S. Space Development Agency ("SDA") is asking for a budget of about $4.7 billion for fiscal year 2024 up from fiscal 2023's request of $2.6 billion[10], which will allow the SDA to accelerate its originally planned launch schedule (starting in early 2025 rather than 2026). However, spending authorizations for defense-related and other programs by the U.S. and other governments have fluctuated in the past, and future levels of expenditures and authorizations for these programs may decrease, remain constant or shift to programs in areas where we do not provide services. To the extent the U.S. government and its agencies or other governments reduce spending on such services, as a result of the need to reduce overall spending during periods of fiscal restraint, to reduce budget deficits or otherwise, demand for our services could decrease which could adversely affect our anticipated revenue and business prospects.

While government funding is currently driving laser communication demand, we expect additional demand for commercial applications to drive growth in the overall market in the future. Although commercial market demand may be negatively affected in the short to medium term by prevailing economic conditions, with high inflation, rising interest rates and fears of recession relative to demand from government-funded programs. The global economy has in the past, and will in the future, experience recessionary periods and periods of economic instability. During such periods, our commercial and, to a lesser extent, our governmental customers may choose not to pursue high-risk, capital-intensive infrastructure projects such as satellite constellations or other systems including laser communication capabilities. To the extent any of the risks to the commercial market for laser communication materializes, demand for our products may be lower than we currently anticipate, which could have a negative impact on our revenue and overall financial condition.

Procurement risks

Any disruptions to our supply chain, significant increases in component costs, or shortages of critical components could adversely affect our business and result in higher than expected costs. Such a disruption could occur as a result of any number of events, including, but not limited to, an extended closure of or any slowdown at any of our suppliers' plants or shipping delays due to efforts to limit the spread of COVID-19 or implementation of post-COVID-19 policies or practices, war and economic sanctions against third parties, including those arising from the ongoing war between Russia and Ukraine,

[10] Source: Space Development Agency's FY24 budget request skyrockets to $4.7B - Breaking Defense

the implementation of tariffs, export controls or other actions by or against foreign nations (including China) and general market shortages due to surge in demand for any particular part or component. Any such disruption or shortage may be further driven by increases in prices or impact of inflation, labor stoppages, transportation delays or failures affecting the supply chain and shipment of materials and finished goods, the unavailability of raw materials, geopolitical developments, terrorism and disruptions in utilities, trade embargos and other services. For example, recently implemented COVID-19 related lockdowns in Asia further exacerbated the global (semiconductor) chip shortage, and significant recent increases in energy prices, especially for natural gas, may further negatively impact worldwide supply chains and general economic conditions. In addition, certain countries have imposed or may impose in the future export restrictions with respect to certain electronic components, which may include components that we use in our manufacturing process.

Although improving from one year ago, we are currently faced with some global supply chain disruptions that may further delay the development of upcoming HAWK and CONDOR product versions. The still elevated inflation environment could put pressure on our unit costs in the future and increased upfront payments to our suppliers and earlier phasing of those payments may put pressure on our non-recurring costs in future periods. In addition, any future updates or modifications to the anticipated design of our products may increase the number of parts and components we would be required to source and increase the complexity of our supply chain management. Failure to effectively manage the supply of parts and components could materially and adversely affect our production capacities and thus delay the shipment of our products as well as adversely affect market acceptance for our products, which in turn may ultimately harm our revenues and business prospects.

Liquidity risks

For the six months ended June 30, 2023, the Group recognized a net loss of €29.4 million. The Group's net current assets as of June 30, 2023, were €73.5 million and long-term debt was €57.2 million, representing the fully drawn five-year term loan. As of September 12, 2023, the Group had €37.9 million in available liquidity primarily consisting of cash and cash equivalents as well as other highly liquid assets.

The implementation of our business strategy requires significant capital outlays. The nature of our business also requires us to make capital expenditure decisions in anticipation of customer demand. To date, we have primarily raised capital and funded our operations with proceeds from the sale of our ordinary shares as well as debt financing. For example, in April 2023, we entered into a new five-year, $75 million term loan facility and completed a capital increase of €12.4 million with a US-based global investment management firm and its affiliates. We anticipate that our current liquidity should support our near-term cash requirements, but we cannot rule out the need significant cash requirements in the medium- term requiring additional financing to implement our medium-term business plan. The availability and cost of external financing depend on a number of factors, including our financial performance, general market conditions and, in the case of any debt financing, potentially our credit rating. This financing may not be available on acceptable terms, or at all, and our failure to raise capital when needed could harm our business.

Our ability to raise equity financing depends on our ability to convince investors to fund our operations and growth, especially considering that we have not generated meaningful revenues to date and our market valuation is mostly based on our potential future financial performance rather than past or current financial performance. Our ability to raise equity financing will also depend on the growth of the laser communication market, as well as our success in securing market share and implementing our business model. It is also dependent on our ability to position ourselves favorably to investors from different regions, with different investment focus and investment limitations. This is particularly relevant as our involvement in the government defense sector may make us unattractive to investors with

certain environmental, social and corporate governance (ESG) requirements. Furthermore, our ability to raise equity financing depends on the general interest of investors in the aerospace sector and the sentiment of the financial markets at large, both of which are beyond our control.

Should we choose to do so and with the approval of our principal lender, our ability to raise further debt financing will largely depend on past financial results and our leverage levels. Given that we and the industry in which we operate are still at a very early maturity stage and due to our intensive development activities over the last few years, we have consistently incurred significant losses, which have a negative impact on our creditworthiness to banks and lenders. We may fail to obtain debt financing due to a perceived low creditworthiness, a lack of credit ratings, our management's ability to negotiate with existing or potential lenders, as well as external factors such as general market interest rates, banks' and other lenders' credit policies or changes in the legal environment. Furthermore, any debt financing, if available, may involve restrictive covenants that could reduce our operational flexibility or profitability.

In addition, long-term disruptions to the capital or credit markets as a result of uncertainty or recession, changing or increased regulation or failures of significant financial institutions could adversely affect our access to capital. If adequate funds are not available on a timely basis, we may be required to curtail the development of our technology or products, or materially delay, curtail, reduce or terminate our research and development and commercialization activities. We could be forced to sell or dispose of our rights or assets. Any inability to raise adequate funds on commercially reasonable terms could have a material adverse effect on our business, financial condition, results of operation and prospects, including the possibility that a lack of funds could cause our business to fail and liquidate with little or no return to investors.

While management believes its liquidity needs are manageable in the near-term given the recent debt and capital raise completed in April 2023, the factors described above represent material uncertainties that may cast significant doubt on the Group's ability to continue as a going concern and, therefore, the Group may be unable to realize its assets and discharge its liabilities in the normal course of business. The severity of potential liquidity issues is, therefore, assessed to be high. Management assesses the likelihood, however, as low because processes have been established and repeatedly proven to be successful mitigating liquidity risks by means of securing additional financing in a timely manner to fund the company's operational and financial obligations as recently demonstrated by the secured credit agreement from April 2023.

5.2. Opportunities

Mynaric also identifies potential opportunities that present a positive upside on the business. A detailed description of the individual opportunities is contained in the Annual Report FY22. All statements made there are still largely valid.

Opportunities related to lighthouse government programs trailblazing technology adoption and geopolitical realities accelerating the roll-out of strategic capabilities developed most dynamically within the first half of 2023 and are therefore highlighted in the following.

Lighthouse government programs trailblaze technology adoption

The government sector has historically been a first mover in deploying next generation technologies and has been an early adopter of laser communication in the space market. In the United States, recent government efforts to develop and deploy laser communication are driven by the U.S. government's vision of Combined Joint All-Domain Command & Control (CJADC2), with the ultimate goal to digitally

connect all elements of the U.S. military across all five warfighting domains: air, land, sea, space and cyberspace.

The most prominent government projects currently deploying laser communication are the Space Development Agency's (SDA) Proliferated Warfighter Space Architecture (PWSA), a proposed multi-layered network of small satellite constellations primarily in LEO, and DARPA's Blackjack program, which aims to develop and validate the critical elements for a global high-speed network in LEO providing for highly connected and resilient coverage, both of which are part of the CJADC2 program. DARPA's Space-BACN is another important program that aims to develop an optical communications terminal that could be reconfigured to work with most optical intersatellite link standards allowing seamless communication among government and private-sector proprietary satellites. There are numerous additional government programs in the airborne market focusing on the development of connected systems and shared networks based on different communication technologies, including laser communication. New programs are regularly introduced as the importance of information supremacy in the defense context and the reliance on data for civil purposes continues to grow. We believe that these government programs are only the start of the widespread deployment of aerospace communication networks in general, and laser communication systems by government agencies specifically as the latter are key components for the deployment of the former. Mynaric is already contributing to multiple trailblazing government programs including awards from Northrop Grumman, Loft Federal, Raytheon and DARPA discussed in more detail in section 3.1: Company milestones and believes its early involvement creates the opportunity for continued business wins with future government programs in its target markets.

Geopolitical realities accelerate roll-out of strategic capabilities

Recently, the escalation of geopolitical tensions (such as the invasion of Ukraine by Russia) has further fueled the need for advanced capabilities to withstand and react to new threat scenarios, driving the recent increase in defense-related spending in the U.S. and Europe.

For example, the European Union has put forward an ambitious plan for an EUR 6 billion space-based secure communication system, IRIS². The system is intended to ensure the long-term availability of worldwide uninterrupted access to secure and cost-effective satellite communication services and will support the protection of critical infrastructures, surveillance, external actions, crisis management and applications that are critical for EU Member States' economy, security and defense. This follows a cyberattack by the Russian government against a commercial satellite operator on the eve of its invasion of Ukraine. The targeted ground station attack resulted in tens of thousands of modems shutting down in the besieged country, severing satellite broadband service to users, including parts of Ukraine's defense staff. It also affected commercial users in many other European nations, including power generation in Germany.

6. Forecast

Mynaric generally anticipates a significant rise in demand for laser communication products over the next few years and believes it is well positioned to capture significant business and secure a defendable market share in the expanding market. A detailed description of the economic, industry, and company forecast is contained in the Annual Report FY22.

Mynaric continues to anticipate a significant rise in Optical Communications Terminal Backlog in FY23 compared to FY22. At the end of FY22, Mynaric reported an Optical Communications Terminal Backlog of 256 terminals.

Mynaric also continues to expect a significant increase in cash-in from customer contracts in FY23 compared to FY22. Our cash-in from customer contracts was €18.3 million in FY22.

Revenue is expected to increase significantly in FY23 compared to FY22 as terminal units are delivered to customers and recognized as revenue.

Operating loss is expected to moderately decrease in FY23 compared to FY22.

	2022 Full year Actual	2023 Half year Actual	2023 Forecast
Optical Communications Terminal Backlog (Units)	256	370	significant increase
Cash-in from Customer Contracts (€ million)	18.3[11]	23.0	significant increase
Revenue (€ million)	4.4	4.4	significant increase
Operating loss (€ million)	-73.8	-28.3	moderate decrease

Gilching, September 14, 2023

The Management Board

Mustafa Veziroglu	Joachim Horwath	Stefan Berndt-von Bülow
CEO	Founder & CTO	CFO

[11] Does not include approximately €11 million invoiced in December 2022 and paid by our customers in early 2023.

H1 2023

Condensed Interim Consolidated Financial Statements

Condensed Interim Consolidated Financial Statements

I. Condensed consolidated statements of profit/loss and other comprehensive income/loss

II. Condensed consolidated statements of financial position

III. Condensed consolidated statements of changes in equity

IV. Condensed consolidated statements of cash flows

V. Notes to the condensed consolidated interim financial statements

I. Condensed consolidated statements of profit/loss and other comprehensive income/loss

- for the six months ended June 30 -

€ thousand	Note	2023	2022
Revenue	6.	4,428	25
Change in inventories of finished goods and work in progress	7.	547	2,068
Own work capitalized		52	1,493
Other operating income	8.	1,393	884
Cost of materials	9.	-3,919	-8,304
Personnel costs	10.	-18,409	-17,456
Depreciation and amortization and impairment		-3,295	-3,055
Other operating costs		-9,085	-10,602
Operating loss		**-28,288**	**-34,947**
Finance income	11.	368	0
Finance expense	11.	-3,837	-425
Net foreign exchange gain /loss	11.	-687	2,460
Net finance income/costs		**-4,156**	**2,035**
Share of profit of equity-accounted investees, net of tax		0	0
Loss before tax		**-32,444**	**-32,912**
Income tax expense		0	0
Consolidated net loss		**-32,444**	**-32,912**
Other comprehensive income/loss			
Items which may be subsequently reclassified to profit and loss			
Foreign operations – foreign currency translation differences		482	-978
Total		**482**	**-978**
Other comprehensive income/loss for the period after tax		**482**	**-978**
Total comprehensive loss for the period		**-31,962**	**-33,890**
Weighted average ordinary shares outstanding (basic and diluted)		5,848,379	5,242,948
Basic and diluted loss per share in €		-5.55	-6.28

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

II. Condensed consolidated statements of financial position

ASSETS € thousand	Note	06/30/2023	12/31/2022
Non-current assets			
Intangible assets		17,348	18,058
Right-of-use assets		8,160	8,782
Property, plant and equipment	12.	23,975	22,309
Equity-accounted investees		355	355
Other financial assets	13.	433	449
Total Non-current assets		**50,271**	**49,953**
Inventories		17,931	13,348
Trade receivables		0	1,101
Other financial and non-financial assets	13.	8,577	5,681
Cash and cash equivalents		47,247	10,238
Total current assets		**73,755**	**30,368**
TOTAL ASSETS		**124,026**	**80,321**

EQUITY AND LIABILITIES € thousand	Note	06/30/2023	12/31/2022
Equity			
Share capital	14.	6,234	5,668
Capital reserve	14.	201,474	189,269
Accumulated deficit		-198,993	-166,549
Accumulated other comprehensive income/loss		-113	-595
TOTAL EQUITY		**8,602**	**27,793**
Non-current liabilities			
Provisions		234	217
Lease liabilities		6,367	7,087
Other financial liabilities	15.	59,238	249
Deferred tax liability		1,767	1,766
Total non-current liabilities		**67,606**	**9,319**
Current liabilities			
Provisions		546	723
Lease liabilities		1,878	1,855
Trade and other payables		9,329	9,238
Contract liabilities	6.	25,255	205
Other financial liabilities	15.	3,952	14,530
Other non-financial liabilities	16.	6,858	16,658
Total current liabilities		**47,818**	**43,209**
Total liabilities		**115,424**	**52,528**
TOTAL EQUITY AND LIABILITIES		**124,026**	**80,321**

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

III. Condensed consolidated statements of changes in equity

€ thousand	Share capital	Capital reserve	Accumulated deficit	Foreign currency translation differences	Total
Balance at January 1, 2022	**5,243**	**172,622**	**-92,767**	**-185**	**84,914**
Equity-settled share-based payments		2,972			2,972
Consolidated net loss			-32,912		-32,912
Other comprehensive loss				-978	-978
Total comprehensive loss for the period			**-32,912**	**-978**	**-33,890**
Balance at June 30, 2022	**5,243**	**175,594**	**-125,679**	**-1,163**	**53,996**
Balance at January 1, 2023	**5,668**	**189,269**	**-166,549**	**-595**	**27,793**
Issue of ordinary shares	566	12,204			12,770
Share issue costs		-1,419			-1,419
Equity-settled share-based payments		1,420			1,420
Consolidated net loss			-32,444		-32,444
Other comprehensive loss				482	482
Total comprehensive loss for the period			**-32,444**	**482**	**-31,962**
Balance at June 30, 2023	**6,234**	**201,474**	**-198,993**	**-113**	**8,602**

The accompanying notes are an integral part of these consolidated financial statements.

IV. Condensed consolidated statements of cash flows

- for the six months ended June 30 -

€ thousand	Note	2023	2022
Cash flows from operating activities			
Consolidated net loss for the period		**-32,444**	**-32,912**
Adjustments for:			
Depreciation, amortization and impairment		3,295	3,055
Loss from disposals of non-current assets		381	41
Interest and similar (income) and expenses, net	11.	3,469	425
Equity-settled share-based payments	10.	1,420	2,972
Net foreign exchange gain / loss	11.	687	-2,460
Changes in:			
Inventories		-4,584	-5,004
Trade receivables		1,085	0
Other financial and non-financial assets	13.	-3,059	-1,922
Provisions		-144	-168
Trade and other payables		-2,186	2,514
Contract liabilities	6.	17,044	306
Other financial liabilities	15.	-2	-5
Other non-financial liabilities	16.	-588	7,377
Net cash used in operating activities		**-15,626**	**-25,781**
Cash flows from investing activities			
Acquisition of intangible assets		-50	-969
Acquisition of property, plant and equipment	12.	-1,481	-6,386
Net cash used in investing activities		**-1,531**	**-7,355**
Cash flows from financing activities			
Proceeds from issue of share capital	14.	12,769	0
Share issue costs	14.	-1,419	0
Proceeds from loans and borrowings	15.	67,723	10,000
Transaction costs related to loans and borrowings	15.	-5,796	-450
Repayments of loans and borrowings	15.	-13,147	0
Payments of lease liabilities		-910	-730
Interest expenses paid	11.	-5,361	-113
Net cash from financing activities		**53,859**	**8,707**
Net increase/decrease in cash and cash equivalents		**36,702**	**-24,429**
Cash and cash equivalents at January 1		10,238	48,143
Effects of movements in exchange rates on cash and cash equivalents		313	1,793
Cash and cash equivalents at June 30		**47,247**	**25,508**

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

V. Notes to the condensed consolidated interim financial statements

1. General Information

Mynaric AG ('Company') registered in Commercial Register at Munich Local Court (Reg. No. HRB 232763), has its registered office at Dornierstraße 19 in 82205 Gilching, Germany. These condensed consolidated interim financial statements as at and for the six months ended June 30, 2023, comprise the Company and its controlled subsidiaries (together referred to as 'Group'). The objective of the Group is the development, manufacture and sale of laser communication network equipment, software, systems, and solutions, particularly for aerospace applications and related products. The Company engages primarily in the manufacturing and sale of products and projects, and in the provision of services related to laser technology, particularly for applications in aerospace, and satellite services.

2. Basis of Accounting

The Company's interim consolidated financial statements are prepared in accordance with Internal Accounting Standard 34 'Interim Financial Reporting', as adopted by the European Union considering the interpretations issued by the International Financial Reporting Interpretations Committee ("IFRIC"). They do not include all the information required for a complete set of annual financial statements prepared in accordance with International Financial Reporting Standards ("IFRS"). However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group's financial position and results since the last annual financial statements ("EU-IFRS Annual Report"), which was prepared in accordance with IFRS as adopted by the European Union considering the interpretations issued by the IFRIC.

Standards and interpretations that became effective beginning on or after January 1, 2023, did not lead to any changes in accounting policies. All IASs or IFRSs as well as interpretations issued by the IFRIC, formerly the Standing Interpretations Committee (SIC), that were effective as of June 30, 2023 were adopted.

These interim consolidated financial statements have been authorized for issue by the Company's supervisory board on September 14, 2023.

The consolidated financial statements are presented in euro (€). Rounding differences may result in differences in amounts and percentages.

The consolidated financial statements were prepared on a going concern basis; however, management has identified material uncertainties that may cast significant doubt on the Group's ability to continue as a going concern.

For the six months ended June 30, 2023, the Group recognized a net loss of €32.4 million while the Group's net current assets as of June 30, 2023, amount to negative €25.9 million. As of September 12, 2023, the Group had €37.9 million in available liquidity primarily consisting of cash and cash equivalents as well as other highly liquid assets.

Management has planned for significant increases in revenue and cash flows for the second half 2023 and beginning of 2024 as it ramps up its commercial production of CONDOR and HAWK terminals. While a significant portion of the revenue planned for fiscal 2023 is contractually committed, significant amounts of the revenue planned for fiscal 2024 are not contractually committed and are based on management's expectations regarding the outcome of major public project tenders and negotiations with potential or existing customers. Management is actively pursuing multiple commercial opportunities to sell its CONDOR and HAWK terminals to a strongly expanding customer base. To realize these planned revenue increases, commercial production will need to ramp up. For this, the Group has made the majority of investments in property, plant and equipment. The majority of product development and enhancement costs have also been incurred. Liquidity is mainly required for operating costs until the ramp-up of commercial production.

Based on the recently closed loan agreement and Group's liquidity position on the date of authorization of this report, as well as management's forecast of sources and uses of cash and cash equivalents, management believes that it has sufficient liquidity to finance its operations over at least the next twelve months from the date of authorization of these consolidated financial statements. However, there can be no assurance that the revenues and the corresponding customer payments will be generated in the amount as expected or at the time needed. A shortfall of revenues and of the corresponding customer payments compared to the budget could require additional external financing to meet its current operational planning. In such a situation, if the Group should be unable to obtain such additional financing or take other timely actions in response to such circumstances, for example significantly curtailing its current operational budget in 2024, it may be unable to continue as a going concern.

As a result, these events and conditions indicate that a material uncertainty exists that may cast significant doubt on the Group's ability to continue as a going concern and, therefore, the Group may be unable to realize its assets and discharge its liabilities in the normal course of business.

These interim consolidated financial statements have been prepared on a going concern basis and do not include any adjustments to the carrying amounts and classification of assets, liabilities and reported expenses that may otherwise be required if the going concern basis was not appropriate.

3. Basis of Consolidation and Accounting Policies

The consolidation and accounting policies applied by Mynaric Group in these interim condensed consolidated financial statements are the same as those applied by Mynaric Group in it's EU-IFRS Annual Report for the fiscal year 2022, except for:

Intangible assets and property, plant and equipment

Since January 1, 2023, low value assets with a value of € 250 to €1,000 are amortized and depreciated over a fixed period of 5 years instead of the actual useful life. The impact of this approach is considered as immaterial.

Income taxes

In accordance with Internal Accounting Standard 34 'Interim Financial Reporting' income tax expense for the condensed consolidated interim financial statements is calculated based on the average annual tax rate that is expected for the entire fiscal year. The effective tax rate is 0% for the six months ended June 30, 2023, and 0% for the six months ended June 30, 2022.

The main reason for the change of the average annual tax rate is the expected loss for the year.

4. Material Judgments, Estimates and Assumptions

The preparation of the condensed interim consolidated financial statements requires the Management Board to make judgments and estimates that affect the application of accounting policies and the amounts reported for assets, liabilities, income, and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are continuously reviewed. Revisions of estimates are accounted for on a prospective basis.

In preparing the interim condensed consolidated financial statements, the significant judgments made by management in applying Mynaric Group's accounting policies and the key sources of estimation uncertainty were the same as those that applied to the EU-IFRS Annual Report for fiscal year 2022.

5. Segment Reporting and Information on Geographical Areas

In accordance with IFRS 8 (Operating Segments), the Company's operating segments are based on the management approach. Accordingly, segments must be classified and disclosures for these segments must be made based on the criteria used internally by the chief operating decision maker (CODM) for the allocation of resources and the evaluation of performance by the components of the entity. The CODM is the Management Board (refer to Note 19) collectively which allocates resources and evaluates segment performance based on the Management Board reports submitted to it. The segment reporting below was prepared in accordance with this definition. The CODM uses Operating profit/loss as the primary profitability measure to evaluate the performance of the Company's operating segments.

The Air segment includes the Company's HAWK AIR terminals and related services. The Space segment includes the Company's CONDOR terminals and related services.

€ thousand	For the six months ended June 30, 2023			
	Air	Space	Not allocated	Group
Revenue	0	4,428	0	4,428
Operating profit/loss	**-6,916**	**-18,853**	**-2,519**	**-28,288**
Finance Income				368
Finance Expense				-3,837
Net foreign currency gain / (loss)				-687
Net finance income				**-4,156**
Share of profit of equity-accounted investees, net of tax				0
Profit/loss before tax				**-32,444**
Income tax benefit				0
Consolidated net profit/loss				**-32,444**

[2] Including costs for the D&O insurance related the stock listing (€1,567 thousand), the audit of the financial statements (€700 thousand) as well as Supervisory Board remuneration (€251 thousand) which are not directly incremental.

€ thousand	For the six months ended June 30, 2022			
	Air	Space	Not allocated	Group
Revenue	0	25	0	25
Operating profit/loss	**-11,248**	**-20,502**	**-3,198**[3]	**-34,947**
Finance Expense				-425
Net foreign currency gain / (loss)				2,460
Net finance costs				**-2,035**
Profit/loss before tax				**-32,912**
Income tax expense				-0
Consolidated net profit/loss				**-32,912**

[3] Including IPO-related costs (€2,505 thousand), costs for audit of the financial statements (€431 thousand) and Supervisory Board remuneration (€251 thousand) which are not directly incremental.

All revenues are attributable to the Segment Space (for disaggregation of revenue refer to Note 6.1).

For the six months ended June 30, 2023, expenses related to the write offs of inventories have been recognized for the Segment Space in the amount of €350 thousand (six months ended June 30, 2022: €2,739 thousand). For the six months ended June 30, 2022, expenses related to the write offs of inventories have been recognized for the Segment Air in the amount of €455 thousand (six months ended June 30, 2022: €933 thousand).

With respect to the information on geographical regions, non-current assets are allocated to the location of the respective asset as follows:

€ thousand	June 30, 2023	December 31, 2022
Germany		
Intangible assets	17,348	18,058
Property, plant, and equipment	20,898	18,589
Right-of-use assets	6,165	6,447
Germany, total	**44,411**	**43,094**
USA		
Property, plant, and equipment	3,081	3,720
Right-of-use assets	1,995	2,335
USA, total	**5,076**	**6,055**
Total	**49,483**	**49,149**

6. Revenue

6.1. Disaggregation of Revenue

Revenues refer to the delivery of goods, the provision of services and operating lease income. The deliveries comprise the sales of CONDOR terminals.

With respect to the information on geographical regions, revenue is allocated to the countries based on the country of destination of the respective customer.

Revenue is broken down as follows:

€ thousand	For the six months ended June 30, 2023	For the six months ended June 30, 2022
REVENUE SOURCE		
Product	915	0
Operating lease income	7	25
Total	**922**	**25**
GEOGRAPHIC REGION		
USA	922	0
Total	**922**	**0**
TIMING OF REVENUE RECOGNITION		
Products transferred at point in time	915	0
Operating lease income recognized over time	7	25
Total	**922**	**25**
Total Revenues from contracts with customers	**922**	**25**
Other revenue / Services	3,506	0
Revenue reported in consolidated statements of profit/loss	**4,428**	**25**

Other revenue includes product design review services related to the CONDOR product for a customer in the United States. The amount was recognized as revenue according to IFRS 15.15 a) during the six months ended June 30, 2023.

6.2. Contract Balances

The trade and receivables include receivables from contracts with customers in the amount of €0 (December 31, 2022: €1,101 thousand).

Contract liabilities in the amount of €25,255 thousand (December 31, 2022: €205 thousand) consist of prepayments made by customers of Mynaric and deferred operating lease income recognized in accordance with IFRS 15. An amount of €8,143 thousand was reclassified from other financial liabilities to contract liabilities as the underlying contract now meets the definition of a contract with customers according IFRS 15.9.

In the six months ended June 30, 2023, revenue recognized from contract liabilities which existed as of December 31, 2022, amounts to €7 thousand (six months ended June 30, 2022: €0 thousand).

The Company makes use of the exemption according to IFRS 15.122 regarding the disclosure of the expected revenues for outstanding performance obligations as of December 31, 2022, as all revenues are expected to be recognized within one year.

7. Changes in Inventories of Finished Goods and Work in Progress

The increase in inventories of finished goods and work in progress primarily results from the SPACE terminals, and HAWK terminals currently in the production phase. Changes in inventories are as follows:

€ thousand	For the six months ended	
	June 30, 2023	June 30, 2023
Increase in inventories of work in progress	149	2,096
Increase in inventories of finished goods	532	237
Write-downs	-134	-265
Total	**547**	**2,068**

Write-downs to the lower net realizable values primarily reflect inventory risks resulting from turnover period and reduced recoverability.

8. Other Operating Income

The following table shows the breakdown of the other operating income:

€ thousand	For the six months ended	
	June 30, 2023	June 30, 2023
Income from grants	1,340	788
Miscellaneous operating income	53	96
Total	**1,393**	**884**

9. Cost of Materials

The following table shows the breakdown of the cost of materials:

€ thousand	For the six months ended	
	June 30, 2023	June 30, 2023
Raw materials and consumables used	3,154	6,549
Costs for services purchased	765	1,755
Total	**3,919**	**8,304**

Cost of materials includes inventory write downs for the six months ended June 30, 2023, in the amount of €671 thousand (six months ended June 30, 2022: €707 thousand).

Write-downs to the lower net realizable values primarily consider inventory risks resulting from turnover period and reduced recoverability.

10. Personnel Costs

10.1. Equity-settled share-based payment under Stock Option Plans

2021 Stock Option Plan ("SOP 2021")

During the six months ended June 30, 2023, Mynaric granted 20,000 stock options to selected employees under the 2021 Stock Option plan. The conditions remain the same as described in the financial statements as of December 31, 2022. A total of 13,000 options from the 2019 I tranche were waived by the beneficiary, which was compensated by granting of 10,000 new stock options from the 2021 II tranche. The waiver and grant of new stock options was treated as replacement according to IFRS 2

and therefore as a modification within the meaning of IFRS 2. The fair value of the original grant was zero at the modification date. Therefore, the original grant does not have an impact on the new grant.

2022 Stock Option Plan ("SOP 2022")

During the six months ended June 30, 2023, Mynaric granted 7,000 stock options to selected employees under the 2021 Stock Option plan. The conditions remain the same as described in the financial statements as of December 31, 2022.

Classification, Measurement model and inputs

The stock option grants under the 2017, 2019, 2020, 2021, 2022 Stock Option Plans, and the stock options granted to Mr. Altan by selected shareholders are classified and measured as equity-settled share-based payments in accordance with IFRS 2. Accordingly, the fair value is determined only once on the grant date. The determined expense must then be amortized over the vesting period.

The measurement of the existing stock option plans was based on the Monte Carlo Simulation model or the Binomial model, considering the terms and conditions for the options.

The tables below show the inputs used for the model as of June 30, 2023:

	SOP 2021 Tranche II	SOP 2022 Tranche II
Exercise price (in €)	20.25	20.25
Term in years	7	9
Remaining term in years	7	9
Share price as of the valuation date (in €)	23.50	23.50
Expected dividend yield (in %)	0.00	0.00
Expected volatility (in %)	39.81	37.68
Risk-free interest rate (in %)	2,47	2.02
Option value (in €)	9.25	7.51

The term of the options as well as the possibility of early exercise were considered in the option model. Early exercise is assumed when the share price exceeds the exercise price by a factor of 1.2. The implied rate of return of German government bonds with matching maturities was used for determining the risk-free interest rate. Expected volatility has been based on an evaluation of the historical volatility for matching maturities of the Company´s peer group. The expected volatility considered assumes that it is possible to derive future trends from historic volatility, and thus the actual volatility may deviate from the assumptions made.

The total expense for equity-settled share-based payments recognized in the six months ended June 30, 2023, under the Stock Option Plans is €736 thousand (six months ended June 30, 2022: €762 thousand). The equity-settled share-based payment recognized in the capital reserve amount to €5,625 thousand as of June 30, 2023 (June 30, 2022: €4,888 thousand).

10.2. Equity-settled share-based payment under Restricted Stock Unit Plan (RSUP)

RSUP 2022

In November 2022, a new RSU program agreement was set up for 262,147 subscription rights. The subscription right will be granted to selected employees of the Group of restricted stock units (RSUs). Under the RSUP 2022, each beneficiary will be granted a specific Euro amount, which will be converted into a certain number of RSUs, which is dependent on the six-month average closing price of the shares (XETRA) or share certificates.

RSUs will vest in instalments over a four-year vesting period as follows:

- 25% of the RSUs vest 12 months after the grant date;
- The remaining unvested RSUs will vest in equal amounts each quarter thereafter.

At the discretion of the Company, vested RSUs are settled either (i) by way of new shares utilizing the Authorized Capital 2022/II (as described under "Description of Share Capital and Articles of Association—Conditional Capital") or (ii) by way of a cash settlement.

During the six months ended June 30, 2023, Mynaric granted 5,184 RSUs to selected employees under the 2022 RSUP.

Classification, Measurement model and inputs

The grant of RSUs under the RSUP 2022 has been classified and measured as equity-settled share-based payment in accordance with IFRS 2.

The valuation of the present RSU program was performed using a binomial model considering the option terms. The table below shows the input parameters of the model as grant date as of June 30, 2023.

	Tranche 2023 I	Tranche 2023 II
Exercise price (in €)	0.00	0.00
Term in years	5.27	5.02
Remaining term in years	4.77	4.77
Share price as of the valuation date (in €)	16.20	23.40
Expected dividend yield (in %)	0.00	0.00
Expected volatility (in %)	39.88	40.38
Risk-free interest rate (in %)	2.55	2.30
RSU-value (in €)	16.20	23.40

The implied yield of German government bonds with equivalent maturities was used to determine the risk-free interest rate. As the stock market history of Mynaric AG is shorter than the remaining term of the RSUs, the volatility was determined as maturity-equivalent historical volatility based on the peer group. The expected volatility considered is based on the assumption that future trends can be inferred from historical volatility, so that the volatility that actually occurs may differ from the assumptions made.

The total expense for equity-settled share-based payments recognized in the year ended June 30, 2023, under the RSU-Programs is €684 thousand (June 30, 2022: €2,210 thousand). The equity-settled share-based payments recognized in the capital reserve amount to €5,951 thousand as of June 30, 2023 (December 31, 2022: €5,267 thousand).

11. Net Finance Income/Costs

€ thousand	For the six months ended June 30, 2023	June 30, 2023
FINANCIAL INCOME		
Embedded derivative	368	0
Total	**368**	**0**
FINANCIAL EXPENSES		
Interest and similar expenses on loans	-3,595	-294
Embedded derivative	-172	-65
Interest on lease obligations	-99	-113
Borrowing costs capitalized in accordance with IAS 23	29	47
Total	**-3,837**	**-425**
Net foreign exchange loss (gain)	**-687**	**2,460**
Total	**-4,156**	**2,035**

12. Property, Plant, and Equipment

Investments in property, plant and equipment amounted to €3,380 thousand in the first six months of 2023 (six months ended June 30, 2022: €5,605 thousand). The investments mainly included investments in the new headquarter of Mynaric in Freiham in Germany and in production machinery.

In the first six months of 2023, finance expenses in the amount of €29 thousand (six months ended June 30, 2022: €47 thousand) were recorded as cost of property, plant, and equipment in accordance with IAS 23.

Assets with a carrying amount of €373 thousand were disposed of during the six months ended June 30, 2023 (six months ended June 30, 2022: €35 thousand).

Outstanding Purchase Orders for Property, Plant and Equipment

As of June 30, 2023, the Group has open financial obligations from outstanding purchase orders for property, plant, and equipment in the amount of €1,178 thousand (June 30, 2022: €3,293 thousand).

13. Other Financial and Non-Financial Assets

Non-current and current financial and non-financial assets comprise the following:

€ thousand	June 30, 2023		December 31, 2022	
	Current	Non-current	Current	Non-current
NON-FINANCIAL ASSETS				
Advance payments	3,409	0	625	0
Prepaid expenses	2,346	0	2,238	0
Tax receivables	2,273	0	2,166	0
Receivables from funded projects	215	0	0	0
Capital raise preparation costs	4	0	0	0
Other	148	0	433	0
Total	**8,395**	**0**	**5,461**	**0**
FINANCIAL ASSETS				
Security deposits	111	433	0	449
Receivables from suppliers	71	0	48	0
Embedded derivates	0	0	172	0
Total	**182**	**433**	**220**	**449**
Total	**8,577**	**433**	**5,681**	**449**

14. Equity / Subscribed Capital

In connection with the credit agreement 2023 (refer to Note 16), on April 25, 2023, the Company and two affiliates of the Lenders (the "Subscribers") entered into a subscription agreement, pursuant to which the Subscribers subscribed for 401,309 and 163,915 new ordinary registered shares, respectively. The placement price for the new shares was €22.019 per ordinary share, resulting in aggregate proceeds raised of €12.4 million. On the same day, the management board of the Company resolved, with the approval of the supervisory board, to increase the Company's share capital from €5,668,391.00 to €6,233,615.00 by issuing 565,224 new ordinary registered shares by partially utilizing the Authorized Capital 2022/I and with the exclusion of the shareholders' subscription rights.

15. Other Financial Liabilities

The other financial liabilities comprise the following:

€ thousand	June 30, 2023		December 31, 2022	
	Current	Non-current	Current	Non-current
Loan Agreement	3,033	59,029	14,440	0
Embedded Derivative	829	0	0	0
Other financial liabilities	90	209	90	249
Total	**3,952**	**59,238**	**14,530**	**249**

On April 25, 2023, our subsidiary, Mynaric USA Inc. ("Mynaric USA"), entered into a new five-year term loan credit agreement with two funds affiliated with a U.S.-based global investment management firm (the "Lenders"), and Alter Domus (US) LLC, as administrative agent. Pursuant to the credit agreement 2023, the lenders agreed to provide Mynaric USA with a secured term loan facility in an aggregate principal amount of $75 million.

Mynaric USA drew the full amount of the facility (subject to a 1% original issue discount) on the day of the execution of the credit agreement 2023. The loans under the credit agreement 2023 bear interest at a rate equal to Term SOFR for a 3-month tenor (subject to a 2% floor), plus a margin of 10%, and for the first two years, interest in an amount equal to 3% can be paid in kind by increasing the principal amount of the loans. In addition, the credit agreement 2023 requires Mynaric USA to pay an exit fee to the Lenders at the time the loans are repaid, prepaid or accelerated. The exit fee is calculated as 200% of "invested capital" less the cumulative amount of principal repayments and cash interest payments on the loans received prior to the exit date, with "invested capital" defined to mean $74,250,000 plus the aggregate amount by which the principal amount of the loans is increased as a result of the payment of interest in kind. The exit fee percentage would be reduced to 185% if the exit fee is triggered prior to the fourth anniversary of the drawdown date and 180% if triggered prior to the third anniversary of the drawdown date. In addition, certain partial mandatory prepayments require the payment of a portion of the exit fee prior to the full repayment of the facility.

The loans under the credit agreement 2023 are guaranteed by the Company and each of its subsidiaries and are secured by a security interest in substantially all of the assets of the borrower and each of the guarantors.

A portion of the proceeds of the loans were used to repay in full the Company's existing indebtedness under the loan agreement of May 02, 2022, and for fees and expenses associated with entering into the credit agreement 2023, the remaining amount will be used for general corporate purposes.

The credit agreement 2023 contains customary events of default, as well as customary affirmative and negative covenants, including covenants that limit the ability of the borrower and the guarantors to incur indebtedness or liens, make investments, sell assets, pay dividends or engage in mergers or other corporate transactions. Each such covenant is subject to customary exceptions and qualifications. In addition, the credit agreement 2023 contains financial maintenance covenants, including a covenant requiring the Company not to exceed a specified consolidated leverage ratio (as calculated in accordance with the credit agreement) as of the end of any quarter commencing with the quarter ending March 31, 2025 and a covenant requiring the Company to maintain minimum average weekly liquidity of $10 million during each quarter, commencing with the quarter ending June 30, 2023.

16. Other Non-Financial Liabilities

Current financial and non-financial liabilities comprise the following:

€ thousand	June 30, 2023	December 31, 2022
Liabilities due to customers	5,922	15,166
Loan related fee's	0	782
Liabilities for payroll, social security and payroll tax	784	482
Other	152	228
Total	**6,858**	**16,658**

Liabilities due to customers includes payments received from customers where the underlying agreements do not constitute a contract within the meaning of IFRS 15.9. The liability is recognized as other liabilities, rather than contract liabilities, until a contract according to IFRS 15.9 exists or the requirements of IFRS 15.15 for recognition in profit or loss are met. During the six months ended June 30, 2023, total payments received related to such contracts totaled €2,557 thousand (six months ended June 30, 2022: €7,059 thousand) and revenue of €3,506 thousand was recognized (six months ended June 30,

2022: €0 thousand). An amount of €8,143 thousand € have been reclassified as the underlying contract henceforth meets the definition of a contract under IFRS 15.9.

17. Related Party Transactions

The Group did not have any transactions with the Management Board or Supervisory Board during the year apart from the fixed compensation and share based compensation, based on the management board contracts and as disclosed in the Company's annual compensation report.

18. Financial Instruments

The financial instruments were allocated to the following categories:

	June 30, 2023		December 31, 2022	
€ thousand	Current	Non-current	Current	Non-current
Financial Assets (AC)				
Other financial assets	71	433	48	449
Cash and cash equivalents	47,247	0	10,238	0
Trade receivables	0	0	1,101	0
Total	**47,318**	**433**	**11,387**	**449**
Derivative Financial Assets (FVTPL)	**0**	**0**	**172**	**0**
Total Financial Assets	**47,318**	**433**	**11,559**	**449**
Financial Liabilities (FLAC)				
Trade and other payables	9,329	0	9,238	0
Lease liabilities	1,878	6,367	1,855	7,087
Other Financial Liabilities	3,123	59,238	14,530	249
Total	**14,330**	**65,605**	**25,623**	**7,336**
Derivative Financial Liabilities (FVTPL)	**829**	**0**	**0**	**0**
Total Financial Liabilities	**15,159**	**65,605**	**25,623**	**7,336**

Financial Assets

For other financial assets of the AC category, trade receivables, and cash and cash equivalents, it is assumed that their carrying amounts correspond to their fair values due to their short terms.

The carrying amount of non-current financial assets of the category AC approximates the fair value. These include bank balances and non-interest-bearing security deposits.

The derivative financial assets consist of a prepayment option. As of June 30, 2023, the loan agreement of May 02, 2022, is repaid in full and therefore, the prepayment option doesn't exist anymore. The option has a fair value as of December 31, 2022, in the amount of €172 thousand. The prepayment option is recognized as other financial asset at FVTPL and was calculated by applying an option pricing model. This model uses the risk-free interest rate, the credit spread of the group and the interest rate volatility as material input factors. The volatility is considered as material unobservable input factor (Level 3).

Changes in level 3 financial assets are shown in the following table:

€ thousand	Fair value January 1, 2023	Additions	Disposals	Gains/(losses) recognized in financial income /expenses	Fair value June 30, 2023
Other financial and non-financial assets	172	0	-172	0	0

€ thousand	Fair value January 1, 2022	Additions	Disposals	Gains/(losses) recognized in financial income /expenses	Fair value December 31, 2022
Other financial and non-financial assets	0	454	0	-282	172

Financial Liabilities

Other financial liabilities as of June 30, 2023, include a carrying amount of €62,062 thousand relating to the loan agreement from April 25, 2023. The corresponding fair value amounts to €69,468 thousand.

The carrying amount of current financial liabilities in the category FLAC, such as trade and other payables as well as the remaining other financial liabilities, corresponds to the fair value due to their short terms.

The carrying amount of non-current financial liabilities classified as FLAC, such as other financial liabilities approximate their fair value. The lease liabilities are discounted in accordance with the requirements set out in IFRS 16.

The derivative financial liabilities relating to the loan from April 25, 2023 (refer to Note 15) consist of a prepayment option and an embedded interest rate floor. As of June 30, 2023, the Level 3 fair value of the prepayment option amounts to €102 thousand (December 31, 2022: € 0) and the Level 2 fair value of the embedded floor to €-1,003 thousand. Both, the prepayment option and the embedded floor, are recognized as other financial liabilities at FVTPL (as both features constitute a multiple embedded derivative in sense of IFRS 9). The entire multiple embedded is treated as Level 3 instrument. The prepayment option as well as the embedded floor are calculated by applying an option pricing model. For the prepayment option the model uses the risk-free interest rate, the credit spread of the group and the interest rate volatility as material input factors. The credit spread as well as the interest rate volatility are considered as material unobservable input factors (Level 3 – Inputs). For the embedded floor the option price model uses the risk-free interest rate as well as the volatility on the risk-free rate (Level 2 – Inputs).

The table below summarizes the impact on the fair values of Level 3 liabilities by changing the significant unobservable input factors:

€ thousand	For the six months ended June 30, 2023 Profit or loss	
	increase	decrease
Prepayment option in the loan agreement of April 25, 2023		
Interest rate volatility (movement +/- 5%)	73	-57
Credit Spread (movement +/- 1%)	-25	26

Changes in level 3 financial liabilities are shown in the following table:

€ thousand	Fair value January 1, 2023	Additions	Disposals	Losses/(gains) recognized in financial income /expenses	FX-Effects	Fair value June 30, 2023
Other financial liabilities	0	1,179	0	-368	19	829

19. Governing Bodies of the Company

The Management Board consists of the following members:

- Bulent Altan, Co-CEO, Master of Science in Aerospace, Playa Vista, California (until August 7, 2023)
- Mustafa Veziroglu, Co-CEO, Master of Business Administration, Monte Sereno, California, USA (CEO since August 7, 2023)
- Stefan Berndt-von Bülow, CFO, graduate in business administration, Tutzing
- Joachim Horwath, CTO, Dipl,-Ing, Gilching

The Supervisory Board consists of the following members:

- Dr, Manfred Krischke, Chairman, CEO of Cloudeo AG (Chairman until August 7, 2023, and re-elected as a member of the Supervisory Board on August 7, 2023)
- Peter Müller-Brühl, Deputy Chairman, COO of GreenCom Networks AG
- Hans Königsmann, member of the Supervisory Board, Former vice president of flight reliability at SpaceX
- Steve Geskos, member of the Supervisory Board, Managing Director Rose Park Advisors (until August 7, 2023)
- Vincent Wobbe, member of the Supervisory Board, Head of Public Markets Investments Apeiron Investment Group (until August 7, 2023)
- Bulent Altan, Chairman, Space engineer and CEO of Earhart Consulting LLC (since August 7, 2023)
- Margaret Abernathy, member of the Supervisory Board, General Counsel at Phase Four (since August 7, 2023)

20. Events After the Reporting Date

Composition of the Supervisory Board and Board of Management

As of August 7, 2023, following the shareholder approval during the annual general assembly, Bulent Altan and Margaret Abernathy joined Mynaric's Supervisory Board. Also Dr. Hans Königsmann, Dr. Manfred Krischke, and Peter Müller-Brühl were re-elected as members of the Supervisory Board. Effective August 7, 2023, Bulent Altan was elected as the chairman of the Supervisory Board and consequently left the Board of Management. Mustafa Veziroglu continues as the sole CEO of Mynaric.

Gilching, September 14, 2023

The Management Board

Mustafa Veziroglu CEO	Joachim Horwath Founder & CTO	Stefan Berndt-von Bülow CFO

Responsibility Statement

Responsibility statement by the company's legal representatives

"To the best of our knowledge, and in accordance with the applicable accounting principles for interim financial reporting, the Interim Group Financial Statements give a true and fair view of the net assets, financial position and results of operations of the Group, and the Interim Group Management Report includes a true and fair review of the development and performance of the business and the position of the Group, together with a description of the principal opportunities and risks associated with the expected development of the Group for the remaining months of the financial year."

Gilching, September 14, 2023

The Management Board

Mustafa Veziroglu	Joachim Horwath	Stefan Berndt-von Bülow
CEO	Founder & CTO	CFO